EXHIBIT 2.5
Dated 7 October 2008
ST. PAUL FIRE AND MARINE INSURANCE COMPANY (1)
and
ROYSTON RUN-OFF LIMITED (2)
and
KENMARE HOLDINGS LIMITED (3)
AGREEMENT
for the sale and purchase of the entire
issued share capital of Unionamerica
Holdings Limited

Agreed form documents
Disclosure Letter
Group Relief Agreement
Effective Date Balance Sheet
Stop Loss Commutation documentation
Irrevocable Power of Attorney

THIS AGREEMENT is dated October 2008 and is made BETWEEN:
(1)	ST. PAUL FIRE AND MARINE INSURANCE COMPANY whose registered office is at 385 Washington Street, St Paul, Minnesota 55102, United States (the Seller);

(2)	ROYSTON RUN-OFF LIMITED (No. 06708757) whose registered office is at Avaya House, 2 Cathedral Hill, Guildford, GU2 7YL (the Buyer); and

(3)	KENMARE HOLDINGS LIMITED whose registered office is at Sofia House, 45 Church Street, Hamilton, Bermuda (the Guarantor)
NOW IT IS HEREBY AGREED as follows:
1	Definitions and interpretation

1.1	In this Agreement, unless the context requires otherwise:

Accounting Standards means the Financial Reporting Standards and Statements of Standard Accounting Practice issued and/or adopted by the Accounting Standards Board and Abstracts issued by the Urgent Issues Task Force of the Accounting Standards Board;

Accounts means the annual accounts of each Group Company (as defined in section 262 CA 1985), including the cash flow statement, notes to those accounts and the associated directors’ and auditors’ reports, for the financial year ended on the Accounts Date;

Accounts Date means 31 December 2007;

Aggregate Cover Reallocation means the assignment entered into on 30 September 2008 by UIC of the benefit of certain third party aggregate excess of loss reinsurance agreements;

Announcement means any announcement, circular or communication referred to in clause 19.1;

Auditors means the auditors of the Company namely KPMG Audit Plc, Chartered Accountants, of 8 Salisbury Square, London, EC4Y 8BB;

Buyer’s Group means the Buyer and each company which is for the time being a Related Company of the Buyer;

Buyer’s Solicitors means Eversheds LLP of One Wood Street, London, EC2V 7WS;

Buyer’s Warranties means the warranties set out in Part B of Schedule 2 to be given by the Buyer to the Seller on the date of this Agreement;

Business Day means a day other than a Saturday or Sunday or other public or bank holiday on which banks are ordinarily open for the transaction of normal banking business in London;

CA 1985 means the Companies Act 1985;

CA 2006 means the Companies Act 2006;

Capital Release means the distribution by UIC of an amount of $50,000,000, and the distribution or other payment (including the repayment of any amounts outstanding under the Revolving Loan Agreement) by each of UAQ and the Company of an amount equal to such distribution by UIC which took place on 26 September 2008;

Company means Unionamerica Holdings Limited (No. 02822469), further details of which are set out in Part A of Schedule 1;

Completion means completion of the sale and purchase of the Sale Shares by the performance by the parties of their respective obligations under clause 5.1;

Completion Date means such date as is no later than the fifth Business Day after the date on which the Conditions set out in clauses 3.1.1 and 3.1.2 are satisfied;

Condition means a condition precedent specified in clause 3.1 and Conditions shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement entered into between the Seller and the Buyer on 4 July 2008;

Data Room means all correspondence, documents and other information made available by the Seller for inspection by the Buyer and its advisers in the electronic data room hosted by Merill Datasite with the code name Tarsus II, an index of which is annexed to the Disclosure Letter;

Disclosure Letter means the letter of the same date as this Agreement from the Seller to the Buyer disclosing certain matters in relation to the Seller’s Warranties, together with all documents attached to it or listed in any schedule to it;

Effective Date means 30 June 2008;

Effective Date Balance Sheet means the unaudited pro-forma balance sheet of the Group as at the Effective Date in the agreed form which, for the avoidance of doubt, shall reflect the Extraordinary Transactions;

Employee means an employee of TML who is wholly or mainly engaged in the business of UIC immediately prior to Completion and whose name is set out in Schedule 7 and Employees shall be construed accordingly;

Employment Contracts means the contracts or other terms and conditions of employment under which the Employees are for the time being employed by TML;

Encumbrance means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

Extraordinary Transactions means the Aggregate Cover Reallocation, the Capital Release, the Reorganisation and the Stop Loss Commutation;

FSA means the Financial Services Authority;

FSMA means the Financial Services and Markets Act 2000;

Group means the Company and the Subsidiaries, and Group Company means any of them and Group Companies shall be construed accordingly;

Group Personal Pension Scheme means the Travelers Group Personal Pension Plan, which is a personal pension scheme as defined in section 1 of the Pension Schemes Act 1993;

Group Relief Agreement means the agreement in the agreed form which provides for the Group Tax Relief by certain of the Group Companies;

Group Tax Relief means any surrender of group relief pursuant to sections 402-413 ICTA 1988;

Guarantee means any guarantee, indemnity, suretyship, letter of credit or comfort or other assurance, security or right of set off given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person and whether given directly or by way of counter indemnity to any other person who has provided a Guarantee;

HMRC means HM Revenue and Customs;

holding company means a holding company (as defined by section 1159 CA 2006) or a parent undertaking (as defined by section 1162 CA 2006);

ICTA 1988 means the Income and Corporation Taxes Act 1988;

Intra-Group Payables means all amounts (principal and interest) owed by any Group Company to any member of the Seller’s Group as at the Completion Date;

Intra-Group Receivables means all amounts (principal and interest) owed by any member of the Seller’s Group to any Group Company as at the Completion Date;

IRC means the United States Internal Revenue Code of 1986 as amended;

ITA 2007 means the Income Tax Act 2007;

Leakage means any payment or transfer or loss of value by a Group Company which is or is in the nature of, or the entry by any Group Company into any agreement, arrangement or understanding relating to:

(a)	a dividend (whether in cash or in specie) or other distribution or return of capital including (without limitation) a redemption, repurchase or reduction of any share capital;

(b)	a payment to or for the benefit of a member of the Seller’s Group;

(c)	any payment of, or in respect of Taxation, which is payable as a result of any tax grouping or consolidation or under any group payment arrangement;

(d)	any asset transfer, purchase or disposal between a Group Company and a member of the Seller’s Group;

(e)	the entry into or amendment or termination of a contract or arrangement for services between a Group Company and a member of the Seller’s Group other than in the ordinary course of business on terms no less favourable to the Group Company than arm’s length terms or as may be effected pursuant to the Reorganisation;

(f)	lending or borrowing between a Group Company and a member of the Seller’s Group (in an amount in excess of $25,000); or

(g)	the waiver, forgiveness or discount of any amounts due to a Group Company by a member of the Seller’s Group, in each case other than Permitted Leakage;

Lending Conditions means:
(a)	the Major Events of Default (as defined in the Loan Agreement) other than clause 23.18 of the Loan Agreement, save that clauses 23.6.1, 23.6.3 and 23.7 to 23.9 of the Loan Agreement shall only constitute Lending Conditions to the extent that they relate to persons other than the Group Companies;

(b)	the Major Representations (as defined in the Loan Agreement), save that clauses 19.4 and 19.6 of the Loan Agreement shall only constitute Lending Conditions to the extent that they relate to persons other than the Group Companies;

(c)	the provisions of Part 1A of Schedule 2 to the Loan Agreement; and

(d)	the provisions of Part 1B of Schedule 2 to the Loan Agreement, save that (i) paragraphs 3, 15 and 16 of Part 1B of Schedule 2 to the Loan Agreement shall only constitute Lending Conditions to the extent that the Buyer fails to produce evidence that has been provided to it by any person, including by the Seller, any Group Company or any member of the Seller’s Group and (ii) paragraph 19 of Part 1B of Schedule 2 to the Loan Agreement shall only constitute a Lending Condition to the extent that it relates to persons other than the Group Companies;
Loan Agreement means the term facility agreement between the Buyer and National Australia Bank Limited dated 3 October 2008;

Material means, unless otherwise expressed, material in the context of the business, assets, liabilities or financial condition of the Group taken as a whole and Materially shall be construed accordingly;

Notice means a notice or communication given under or in connection with this Agreement;

Notified Address means the notified address of the Seller and the Buyer each as set out in clause 22.3;

Pensions Regulator means the body corporate defined as such in section 1 of the Pensions Act 2004;

Pension Schemes means the Unionamerica (1993) Pension Scheme, the Travelers Pension Plan, the Travelers Life Assurance Scheme which provides a death in service lump sum insured by Norwich Union and a dependants’ death in service pension insured by Legal & General and the SPRE Pension Arrangement but excludes the Group Personal Pension Scheme;

Permitted Leakage means:
(a)	any payment by a Group Company which is in the ordinary course of business and consistent with prior practice, including but not limited to:
(i)	any interest becoming due on Intra-Group Payables after the Effective Date;

(ii)	any cross-charges (including demands for reimbursement for out of pocket expenses incurred on behalf of any Group Company) pursuant to any management agreements between one or more members of the Seller’s Group and one or more of the Group Companies in place at the date of this Agreement provided such charges:
(A)	do not exceed £2,200,000 in aggregate in respect of the period from 1 July 2008 to 30 September 2008; and

(B)	do not exceed £2,700,000 in aggregate in respect of the period from 1 October 2008 to 31 December 2008, provided that if Completion occurs before 31 December 2008 the £2,700,000 limit shall be reduced pro rata on a time apportioned basis; and
(iii)	any payments in respect of valid claims, claim settlements or ceded premiums pursuant to any reinsurance in place as at the date of this Agreement between any Group Company and any member of the Seller’s Group;
(b)	any payment in respect of third party insurance cover procured for any Group Company by a member of the Seller’s Group in an amount and on terms consistent with past practice

(c)	any payment which is by way of a regular contribution to the Group Personal Pension Scheme or the Travelers Life Assurance Scheme (as described in the definition of ‘Pension Schemes’);

(d)	any payment which has been accrued for in the Accounts or the Effective Date Balance Sheet;

(e)	any payment in respect of VAT, corporation tax, PAYE or national insurance contributions which in the case of VAT is attributable to any supplies made by that Group Company (net of any input tax that would be recoverable by any such company, if it were not part of a VAT grouping) or which in the case of corporation tax is attributable to the profits made by that Group Company or which in the case of PAYE or national insurance contributions is attributable to any remuneration of any of the Employees or of any employee or officer of that Group Company;

(f)	the amendment, disregard, withdrawal or disclaimer, on or before Completion, of any claim, election, surrender or disclaimer of Group Tax Relief made by or for the benefit of any Group Company on or before Completion;

(g)	any costs, expenses, payments, transfers or losses of value made or reasonably incurred in connection with the Extraordinary Transactions or as otherwise contemplated under this Agreement;

(h)	the repayment of all sums owing under the Revolving Loan Agreement;

(i)	any surrender by any of the Group Companies of any Relief, and any payment by any of the Group Companies in respect of any surrender of any Relief, in each case pursuant to the Group Relief Agreement, or as set out in the Disclosure Letter, or pursuant to any arrangements referred to in the Disclosure Letter;

(j)	anything done pursuant to the Group Relief Agreement; and

(k)	subject to clause 21.3, any expense, payment or cost (properly and reasonably incurred) associated with the SPRE Liquidation;
For the avoidance of doubt, any payment by any Group Company to any member of the Seller’s Group which is made by way of payment or repayment of an Intra-Group Payable shall not constitute Leakage for the purposes of this Agreement;

Permitted Method means the permitted method by which any Notice may be given, as set out in clause 22.2;

Pre-Completion Conduct and Undertakings means the pre-completion conduct and undertakings of the Seller, as set out in Schedule 4;

Pre-contractual Statement means any agreement, undertaking, representation, statement, warranty, promise, assurance or arrangement of any nature (whether express or implied and whether or not in written or draft form) made or given by any person prior to the execution of this Agreement in connection with any matters dealt with in any of the Share Purchase Documents;

Purchase Price means $343,375,000, as adjusted in accordance with Schedule 5 of this Agreement;

Recognised investment exchange shall bear the meaning set out in section 285(1) FSMA;

Related Company means, in relation to any company, any subsidiary or holding company of that company or any subsidiary of that holding company;

Related Parties means each Related Company of the Seller or the Buyer, as the case may be;

Relevant Authority means any stock exchange or any government regulatory or supervisory body or court of competent jurisdiction;

Relevant Claim means a claim by the Buyer in respect of or arising out of or in any way relating to:
(a)	this Agreement including the Tax Covenant;

(b)	the performance or non-performance of this Agreement; or

(c)	any matters which are the subject matter of this Agreement;
Relevant Date has the meaning given in clause 3.2;

Relief means any loss, relief, allowance, exemption, set-off, deduction, credit or other relief relating to any Taxation or to the computation of income, profits or gains for the purposes of any Taxation;

Reorganisation means the transfer (by way of distributions in kind) effected on 25 September 2008 of the entire interest of any member of the Group in each of UA Combined Investment Company Limited, Jago Dedicated Limited, Jago Capital Limited, JMA Holdings Limited, JAGO Managing Agency Limited, Travelers Special Services Limited and MFCM Limited to a member of the Seller’s Group;

Revolving Loan Agreement means:
(a)	the revolving loan agreement dated 17 August 2000 between The St. Paul Companies, Inc. and UAQ for an aggregate amount of up to US$10,000,000;

(b)	the amended and restated revolving loan agreement dated 18 October 2000 between The St. Paul Companies, Inc. and UAQ; and

(c)	addenda No. 1 to No. 7 (inclusive) to the amended and restated revolving loan agreement between The St. Paul Companies, Inc. and UAQ, respectively;
Sale Shares means two issued ordinary shares of US$1 each in the capital of the Company;

Seller’s Group means the Seller and each company which is for the time being a Related Company of the Seller, or any person connected with the Seller or any Related Company of the Seller as defined in section 839 ICTA, other than any Group Company;

Seller’s Solicitors means Norton Rose LLP of 3 More London Riverside, London SE1 2AQ;

Seller’s Warranties means the warranties set out in Part A of Schedule 2 to be given by the Seller to the Buyer on the date of this Agreement and Seller’s Warranty means any of them;

Share Purchase Documents means this Agreement, the Confidentiality Agreement, the Transitional Services Memorandum of Understanding and all other documents to be entered into pursuant to this Agreement;

SPRE means SPRE Limited (No. 1460363), further details of which are set out in Part B of Schedule 1;

SPRE Liquidation means the voluntary liquidation of SPRE;

SPRE Pension Arrangement means the pension arrangement in respect of Mr Horst Beugel, a former employee of SPRE in Germany, the liabilities for which are to be secured with a suitable insurer when SPRE is placed into liquidation and for which a quotation for Euro 54,000 has been received for the cost of transferring liability for the SPRE Pension Arrangement from SPRE to Allianz Lebensversicherungs AG (with whom the arrangement is currently insured);

Stop Loss Commutation means the proposed commutation to be effected by documentation in the agreed form, at or before Completion, of certain stop loss reinsurance agreements and associated agreements, further details of which are set out in Schedule 6;

Subsidiaries mean the companies specified in Part B of Schedule 1 and Subsidiary means any of them;

subsidiary means a subsidiary (as defined by section 1159 CA 2006) or a subsidiary undertaking (as defined by section 1162 CA 2006);

Taxation or Tax means:
(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever created or imposed and whether of the United Kingdom or elsewhere, payable to or imposed by any Taxation Authority; and

(b)	all charges, interest, penalties and fines incidental or relating to any Taxation falling within paragraph (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Tax;
Taxation Authority means HMRC or any other revenue, customs, fiscal, governmental, statutory, state or provincial authority, body or person, whether of the United Kingdom or elsewhere with responsibility for Taxation;

Taxation Warranties means the Seller’s Warranties contained in paragraph 14 of Part A of Schedule 2;

Tax Covenant means the tax covenant contained in Schedule 8 to this Agreement;

TML means Travelers Management Limited (No. 00972175);

Transfer Regulations means the Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended;

Transitional Services Memorandum of Understanding means the transitional services memorandum of understanding between the Seller and the Buyer;

Travelers Pension Plan means the occupational pension scheme established by an interim trust deed dated 6 January 1987 and currently governed by the deed of amendment and consolidation dated 8 March 1999 (as amended);

UAQ means Unionamerica Acquisition Company Limited (No. 02820274), further details of which are set out in Part B of Schedule 1;

UIC means Unionamerica Insurance Company Limited (No. 01022903), further details of which are set out in Part B of Schedule 1;

Unionamerica (1993) Pension Scheme means the occupational pension scheme established by an interim trust deed dated 10 September 1993 and currently governed by the second definitive trust deed and rules dated 20 December 2001(as amended);

VAT means valued added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature;

Warranties means the Seller’s Warranties and the Buyer’s Warranties and Warranty means any of them; and

$ means the lawful currency of the United States of America.

1.2	In this Agreement, unless the context requires otherwise:

1.2.1	a document expressed to be in the agreed form means a document in a form which has been agreed by the parties on or before the execution of this Agreement and signed or initialled by them or on their behalf for the purposes of identification, amended as agreed between the parties after the date of this Agreement (such agreement not to be unreasonably withheld or delayed);

1.2.2	references to a clause or Schedule are to a clause of, or a Schedule to, this Agreement, references to this Agreement include its Schedules, and references to a Part or paragraph are to a Part or paragraph of a Schedule to this Agreement;

1.2.3	references to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document or, as the case may be, with the agreement of the relevant parties;

1.2.4	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

1.2.5	references to time are to London time;

1.2.6	words importing the singular include the plural and vice versa, words importing a gender include every gender, and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons;

1.2.7	the contents table and the headings to clauses, Schedules, Parts and paragraphs are inserted for convenience only and shall be ignored in interpreting this Agreement;

1.2.8	the words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

1.2.9	the word “disclosed” shall mean fairly disclosed which, for these purposes, means disclosed in such manner and in such detail as to enable a reasonable buyer to make an informed and accurate assessment of the matter concerned;

1.2.10	save where explicitly expressed otherwise, references to the parties or the parties to this Agreement shall be construed as references to the Seller and the Buyer; and

1.2.11	reference to a person having control of another person, or being controlled by another person, or being under common control with another person shall be construed as referring to control within the meaning of any of sections 416 and 767B ICTA 1988 and section 995 ITA 2007.

1.3	In this Agreement, unless the context requires otherwise, a reference to any statute or statutory provision (whether of the United Kingdom or elsewhere) includes:

1.3.1	any subordinate legislation (as defined by section 21(1) Interpretation Act 1978) made under it;

1.3.2	any provision which it has superseded or re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the date of this Agreement, or after the date of this Agreement except to the extent that the liability of any party (including the Guarantor) is thereby increased or extended.

2	Agreement to sell the Sale Shares

2.1	The Seller shall sell to the Buyer and the Buyer shall buy the Sale Shares with full title guarantee and free from all Encumbrances.

2.2	Title to and beneficial ownership of the Sale Shares shall pass on Completion together with all associated rights and benefits attaching or accruing to them on or after Completion.

2.3	The Seller irrevocably waives any rights of pre-emption conferred on it by the Articles of Association of the Company or otherwise over any of the Sale Shares.

2.4	The Buyer shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3	Conditions precedent

3.1	The sale and purchase of the Sale Shares is conditional upon:

3.1.1	the FSA giving notice in writing under section 184(1) of FSMA of its approval (or being treated as having given its approval by virtue of section 184(2) of FSMA) (without such approval imposing any condition or conditions which might in order to satisfy such condition or conditions result in aggregate expenditure by any Group Company, the Buyer and/or any member of the Buyer’s Group equal to or exceeding $18,000,000 (as reduced by an amount equal to any adjustment to the Purchase Price pursuant to paragraph 1.1.1 of Schedule 5)) in respect of any acquisition of or increase in control over (as defined in section 179 of FSMA) any Group Company which is a UK authorised person (as defined in section 178(4) of FSMA), which in either case would result from the transaction contemplated by this Agreement;

3.1.2	the FSA having approved (without having imposed any condition or conditions which might in order to satisfy such condition or conditions result in aggregate expenditure by any Group Company, the Buyer and/or any member of the Buyer’s Group equal to or exceeding $18,000,000 (as reduced by an amount equal to any adjustment to the Purchase Price pursuant to paragraph 1.1.1 of Schedule 5)) or not objected to the proposed terms of the Stop Loss Commutation within the time period specified in Appendix 2.13.1(l) of the Supervision handbook; and

3.1.3	National Australia Bank Limited and/or other funders making available to the Buyer at Completion a minimum aggregate amount of $184,616,000 substantially in accordance with the terms of the Loan Agreement provided that this Condition shall be deemed to be satisfied if such funds are not so available in whole or in part due to (a) a failure by the Buyer or any member of the Buyer’s Group to satisfy the Lending Conditions or any of them or (b) a breach by the Buyer or any member of the Buyer’s Group of the Lending Conditions or any of them and, for the avoidance of doubt, this Condition shall be deemed not to be satisfied if National Australia Bank Limited and/or other funders do not make any such amount so available for any reason other than the failure to satisfy the Lending Conditions, including a failure to comply with or satisfy any other term or condition in the Loan Agreement.

3.2	If the FSA gives its approval pursuant to either or both of clauses 3.1.1 and 3.1.2 where such approval or approvals imposes one or more conditions (the FSA Conditions) which might in order to satisfy such condition or conditions result in aggregate expenditure by a Group Company, the Buyer or a member of the Buyer’s Group (the Buyer’s Expenditure) equal to or exceeding $18,000,000 (as reduced by an amount equal to any adjustment to the Purchase Price pursuant to paragraph 1.1.1 of Schedule 5) the Seller shall be entitled (but not required) to take such action or procure that such action is taken as it sees fit such that the FSA Conditions may be satisfied without the Buyer’s Expenditure (including any additional cost or expense to any Group Company, the Buyer or any member of the Buyer’s Group arising out of the action taken or procured to be taken by the Seller, net of any benefit accruing to any such person as a result of such action) exceeding such amount whereupon the Conditions set out in clauses 3.1.1 and 3.1.2 shall be deemed to be satisfied. No action taken or procured to be taken by the Seller pursuant to this clause 3.2 shall constitute a breach of this Agreement (including, without limitation, of clause 3.9 or Schedule 4).

3.3	The Buyer undertakes to use its reasonable endeavours to ensure that the Condition set out in clause 3.1.1 is satisfied as soon as possible after the date of this Agreement and in any event by no later than 22 December 2008 (the Relevant Date). Subject to clause 3.2, the Seller undertakes to use its reasonable endeavours to ensure that the Condition set out in clause 3.1.2 is satisfied as soon as possible after the date of this Agreement and in any event by no later than the Relevant Date. The Buyer and the Guarantor jointly and severally undertake (i) to satisfy or procure the satisfaction of those Lending Conditions set out in paragraphs (c) and (d) of the definition of Lending Conditions in clause 1; and (ii) that those Lending Conditions set out in paragraphs (a) and (b) of the definition of Lending Conditions in clause 1 shall not be breached on the Completion Date, provided always that the Buyer and the Guarantor shall not be in breach of this undertaking to the extent that information is required in order to satisfy such Lending Conditions from the Seller, any Group Company or any member of the Seller’s Group and such information has not been provided following not less than five Business Days’ notice.

3.4	The Buyer shall not, and the Guarantor shall procure that the Buyer shall not, prior to or at Completion without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed):

3.4.1	amend, vary, novate, supplement, replace, waive or terminate or agree any amendment, variation, novation, supplement, replacement, waiver or termination of any of the terms or conditions of the Loan Agreement (or any document to be entered into pursuant thereto prior to or contemporaneously with Completion); or

3.4.2	exercise or waive any right to terminate the Loan Agreement or to cancel the whole or any part of the Available Facility (as defined in the Loan Agreement) including, without limitation, pursuant to clause 7.2 of the Loan Agreement; or

3.4.3	waive any right under or condition of the Loan Agreement or grant any time for performance or give any other forbearance or grant any other indulgence (of any nature whatsoever) in respect of any obligation of any other party thereunder.

3.5	If at any time either party becomes aware of a fact or circumstance that might prevent or materially delay any of the Conditions set out in clause 3.1 being satisfied, it shall promptly notify the other.

3.6	Without prejudice to any other rights it may have under this Agreement, the Seller may waive (to the extent thought fit by the Seller acting reasonably and in good faith) the Condition set out in clause 3.1.2 (save that the Seller shall not waive the requirement in clause 3.1.2 for the FSA approval referred to therein not to impose any condition or conditions which might result in aggregate expenditure by any Group Company, the Buyer and/or any member of the Buyer’s Group equal to or exceeding $18,000,000 (as reduced by an amount equal to any adjustment to the Purchase Price pursuant to paragraph 1.1.1 of Schedule 5) without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed) and, upon such waiver by the Seller, Completion will proceed as though such Condition had been satisfied subject to the satisfaction of the Conditions set out in clauses 3.1.1 and 3.1.3.

3.7	Each party shall give notice to the other that a relevant Condition has been satisfied within two Business Days of becoming aware of that fact.

3.8	If any Condition is not satisfied or waived on or before the Relevant Date then this Agreement shall terminate (save for clause 1 (Definitions and interpretation), 14 (Entire Agreement), 19 (Announcements and confidentiality) to 22 (Notices) inclusive, clause 24 (Governing law) and clause 25 (Jurisdiction and Service of Process), all of which shall remain in full force and effect) and no party (including the Guarantor) shall have any claim against the other parties (including the Guarantor) other than for any prior breach of clause 3.3.

3.9	Pending Completion or the earlier termination of this Agreement in accordance with its terms, the Seller shall comply with the Pre-Completion Conduct and Undertakings provided always that nothing in this clause 3.9 or the Pre-Completion Conduct and Undertakings shall prevent the Seller or any Group Company from taking any steps considered by the Seller (acting reasonably) to be necessary in connection with the Aggregate Cover Reallocation, the Capital Release, the Reorganisation or the Stop Loss Commutation.

4	Consideration

The consideration for the sale of the Sale Shares shall be the payment by the Buyer to the Seller of the Purchase Price in cash.

5	Completion

5.1	Completion shall take place at the offices of Norton Rose LLP at 3 More London Riverside, London, SE1 2AQ or at such other place as the parties may agree on the Completion Date when all of the following business shall be transacted:

5.1.1	the Seller shall deliver to the Buyer (or, in the case of the items described in clause 5.1.1(b) make available at the Company’s registered office):

(a)	transfers in respect of the Sale Shares duly executed and completed in favour of the Buyer, together with the certificates for the Sale Shares and the duly executed powers of attorney or other authorities under which any of the transfers have been executed and certified copies of the minutes recording the resolution of the board of directors of the Seller authorising the sale of the Sale Shares and the execution of the transfers in respect of the Sale Shares;

(b)	(as agents for each Group Company) each Group Company’s statutory and minute books, common seal (if any), certificate of incorporation, any certificate or certificates of incorporation on change of name and other documents and records including copies of the memorandum and articles of association;

(c)	share certificates in respect of all of the issued shares of each Group Company other than the Company or (in the case of any lost certificate) an indemnity satisfactory to the Buyer in relation to it;

(d)	evidence in a form reasonably satisfactory to the Buyer that all Guarantees given by any Group Company in respect of liabilities of the Seller or any member of the Seller’s Group or any director of any member of the Seller’s Group have been released;

(e)	a signed copy of the Group Relief Agreement, duly executed by Travelers Insurance Company Limited, the Company, UAQ, UIC, SPRE and the Seller;

(f)	evidence in a form reasonably satisfactory to the Buyer of the Stop Loss Commutation (unless the Condition set out in clause 3.1.2 has been waived in accordance with the terms of this Agreement); and

(g)	an irrevocable power of attorney in the agreed form by the Seller which enables the Buyer or its nominee to attend and vote at general meetings of the Company pending registration of the Sale Shares.
5.1.2	the Seller shall:
(a)	cause the transfers mentioned in clause 5.1.1(a) to be resolved to be registered (subject only to their being stamped);

(b)	cause Stephen David Aldous, Gareth Howard John Nokes and Alan John Turner to be validly appointed as additional directors and Siobhan Mary Hextall to be validly appointed as secretary of each Group Company provided that no such appointment shall be made if the prior consent of the FSA is required and such consent has not been obtained before Completion;

(c)	on such appointments being made, cause Anthony Dilley, Stephen Timpone, Alistair Gunn and Paul Eddy to cease to be directors and Graham Jones, Michael Vernon and Rosalind Seagren to cease to be secretary of each Group Company of which they are an officer and deliver to the Buyer letters (executed as deeds) in the agreed form from all such persons so resigning acknowledging that they have no claim outstanding against any Group Company for compensation for loss of office;

(d)	procure that the Auditors resign their office as auditors of each Group Company by depositing their written notice of resignation at its registered office in accordance with section 516 CA 2006 along with a statement under section 519 of that Act that there are no circumstances connected with their ceasing to hold office which they consider should be brought to the attention of the members or creditors of that Group Company; and

(e)	procure the repayment to the relevant Group Companies of the Intra Group Receivables;
5.1.3	the Buyer shall:
(a)	deliver to the Seller certified copies of the minutes recording the resolution of the board of directors of the Buyer authorising the purchase of the Sale Shares and the other transactions contemplated by this Agreement;

(b)	without prejudice to any requirement for subsequent adjustment of the Purchase Price pursuant to the provisions of Schedule 5 pay the Purchase Price by electronic funds transfer for value on the Completion Date to the client account of the Seller’s Solicitors designated NORO — USDC at the Royal Bank of Scotland plc of 62/63 Threadneedle Street, PO Box 412, London, EC2R 8LA, sort code 15 10 00 (or such other account or accounts as the Seller’s Solicitors shall specify) and the Seller authorises the payment of the Purchase Price into the specified account or accounts, which shall constitute a good discharge to the Buyer in respect of the Purchase Price, and the Buyer shall have no obligation as to the distribution or allocation of the Purchase Price to the Seller;

(c)	deliver to the Seller a certified copy of the Loan Agreement; and

(d)	deliver to the Seller a signed copy of the Group Relief Agreement, duly executed by the Buyer; and
5.1.4	the parties shall join in procuring that:
(a)	Deloitte are appointed auditors of each Group Company in place of the Auditors;

(b)	all bank mandates in force for each Group Company shall be altered (in the manner which the Buyer requires) to reflect the resignations and appointments referred to above;

(c)	the registered office of each Group Company shall be changed to Avaya House, 2 Cathedral Hill, Guildford GU2 7YL; and

(d)	the Intra-Group Payables are repaid by the relevant Group Companies.

5.2	If the Seller or the Buyer (the Affected Party) fails or is unable to comply with any of its obligations under the preceding provisions of clause 5.1 on the Completion Date then the other (the Unaffected Party) may:

5.2.1	defer Completion to a date not more than 28 days after that date (in which case the provisions of this clause 5.2 shall apply to Completion as so deferred save that this clause 5.2.1 shall not so apply); or

5.2.2	proceed to Completion so far as practicable but without prejudice to the Unaffected Party’s rights where the Affected Party has not complied with its obligations under this Agreement; or

5.2.3	treat this Agreement as terminated for breach of condition.

6	No Leakage

6.1	The Seller undertakes to the Buyer that during the period from the date of this Agreement until Completion, neither the Seller nor any other member of the Seller’s Group will receive or become entitled to receive any Leakage other than any Permitted Leakage. Notwithstanding the foregoing sentence, the Seller shall be deemed not to be in breach of this clause 6.1 to the extent that the Purchase Price is adjusted pursuant to Schedule 5 to reflect any such Leakage.

6.2	The Seller unconditionally and irrevocably agrees as a continuing obligation, and undertakes to indemnify, keep indemnified and hold harmless the Buyer from and against, and covenants to pay to the Buyer on demand an amount equal to any Leakage (other than Permitted Leakage) to which the Seller or another member of the Seller’s Group has become entitled to receive in breach of the Seller’s Warranty set out in paragraph 15 of Part A of Schedule 2. Notwithstanding the foregoing sentence, the Seller shall be deemed not to be in breach of this clause 6.2 to the extent that the Purchase Price is adjusted pursuant to Schedule 5 to reflect any such Leakage.

7	The Warranties

7.1	The Seller warrants to the Buyer that each of the Seller’s Warranties is true and accurate as at the date of this Agreement. The Seller acknowledges that the Buyer is entering into this Agreement in reliance on the Seller’s Warranties.

7.2	The Buyer warrants to the Seller that each of the Buyer’s Warranties is true and accurate as at the date of this Agreement. The Buyer acknowledges that the Seller is entering into this Agreement in reliance on the Buyer’s Warranties.

7.3	The Seller’s Warranties are qualified by those matters disclosed in the Disclosure Letter. No warranty or representation is given as to the accuracy or completeness of any statements (including any statements of opinion) contained in the Disclosure Letter.

7.4	The Seller’s Warranties are further qualified by, and the Buyer is deemed to have knowledge of, any information contained in the Data Room, an index of which is annexed to the Disclosure Letter.

7.5	In each Seller’s Warranty, where any statement is qualified as being made “so far as the Seller is aware” or any similar expression, such statement shall be deemed to refer to the actual knowledge or awareness (having made due and careful enquiry) of Alasdair Bishop, Howard Eyre and David Bishop.

7.6	Each of the paragraphs in Schedule 2:

7.6.1	shall be construed as a separate and independent Warranty; and

7.6.2	unless expressly provided in this Agreement shall not be limited by reference to any other paragraph in Schedule 2 or by any other provision of this Agreement, and the Buyer or the Seller (as the case may be) shall have a separate claim and right of action in respect of every breach of a Warranty.

7.7	The Warranties shall not in any respect be extinguished or affected by Completion.

7.8	The Buyer shall not be entitled to make a Relevant Claim after Completion where the matter giving rise to the Relevant Claim was known to the Buyer and/or any of its advisers and/or any of its agents before the date of this Agreement.

7.9	Save for the Seller’s Warranties contained in paragraph 14 of Part A of Schedule 2 none of the Seller’s Warranties shall extend to, or be construed as a warranty or representation relating to, Taxation (such matters being the subject of the Seller’s Warranties contained only in paragraph 14 of Part A of Schedule 2).

8	Employees

8.1	The Seller and the Buyer acknowledge and agree that the Transfer Regulations apply upon Completion and that the Employment Contracts will have effect after Completion as if originally made between the Buyer and the Employees (save in relation to any occupational pension scheme which relates to benefits for old age, invalidity or survivors to the extent excluded pursuant to Regulation 10 of the Transfer Regulations).

8.2	All obligations and liabilities in relation to salaries, wages, bonuses, commissions, expenses, PAYE, national insurance contributions, dues or monies payable to third parties, pension contributions and otherwise in respect of the Employees, shall be apportioned on a time basis so that such part of the relevant charges attributable to the period up to and including the Completion Date shall be borne by the Seller and such part of the relevant charges attributable to the period commencing after the Completion Date shall be borne by the Buyer.

8.3	The Seller shall indemnify the Buyer in respect of:

8.3.1	any claim or demand by or on behalf of any of the Employees or any other employee of the Group or the Seller’s Group arising from or in connection with his or her Employment Contract or its termination arising from any act or alleged act, fault or omission of the Seller or TML or any member of the Group or any member of the Seller’s Group at or before Completion; and

8.3.2	subject to clause 8.4, any act or omission at or before Completion which, by virtue of the Transfer Regulations, is deemed to be an act or omission of the Buyer; and

8.3.3	any claim or demand by or on behalf of any of the Employees or any other employee of the Group or the Seller’s Group arising from any failure by the Seller or TML or any member of the Group or any member of the Seller’s Group to comply with its duties under Regulations 13 or 14 of the Transfer Regulations provided always that such failure does not result from a failure by the Buyer or any member of the Buyer’s Group to comply with its duties under Regulation 13(4) of the Transfer Regulations.

8.4	The Buyer shall indemnify the Seller and each member of the Seller’s Group in respect of:

8.4.1	any claim or demand by on or on behalf of any of the Employees arising from or in connection with his or her Employment Contract or its termination or otherwise arising from any act or alleged act, fault or omission of the Buyer or any member of the Buyer’s Group before, on, or after Completion; and

8.4.2	any claim or demand by or on behalf of the Employees arising from any failure by the Buyer or any member of the Buyer’s Group to comply with its duties under Regulation 13(4) of the Transfer Regulations.

8.5	If for any reason any Employment Contract is not (or is alleged not to be) automatically transferred to the Buyer pursuant to the Transfer Regulations:

8.5.1	the Buyer shall within 5 Business Days of discovering the non-transfer (or alleged non-transfer) offer to employ such Employee from Completion (or with immediate effect if the non-transfer or alleged non-transfer is discovered after Completion) on terms and conditions which are no less advantageous to the Employee than the terms on which he would have been employed had his Employment Contract been so transferred; and

8.5.2	the Buyer will immediately notify the Seller of such an offer in writing; and

8.5.3	the Seller or the relevant member of the Seller’s Group, may dismiss such Employee after such offer is made or if the Buyer fails to make an offer within the period specified in clause 8.5.1 acting in accordance with the terms of the contract of employment and taking all reasonable steps to mitigate any damages or compensation that may be awarded to the person concerned, and in any event acting in consultation with the Buyer; and

8.5.4	the Buyer will indemnify the Seller and each member of the Seller’s Group in relation to all costs, claims or demands by or on behalf of the Employee arising from such dismissal and in respect of any sum payable to or in respect of that Employee under his Employment Contract in relation to the period from Completion to dismissal.

8.6	If any contract of employment of any person employed by the Seller or a member of the Seller’s Group or any Group Company or any other individual who is not an Employee is found or alleged to have effect after Completion as if originally made with the Buyer as a consequence of Completion or this Agreement or the termination or cessation of any transitional services provided by any member of the Seller’s Group to the Group or the Buyer following Completion the Seller and the Buyer agree that:

8.6.1	the Seller or a member of the Seller’s Group shall within 5 Business Days of being so requested by the Buyer (provided that the request is made no later than 10 Business Days after the Buyer becomes aware of such finding or allegation) make to that person an offer in writing to employ him under a new contract of employment to take effect upon the termination referred to below;

8.6.2	the offer to be made will be on terms and conditions which are no less advantageous to the person than the terms on which he was employed immediately prior to Completion;

8.6.3	once that offer has been made pursuant to clauses 8.6.1 and 8.6.2, or if no such offer is made within the 5 Business Day period, the Buyer shall immediately give notice to terminate the employment of the person concerned acting in accordance with the terms of the contract of employment and taking all reasonable steps to mitigate any damages or compensation that may be awarded to the person concerned, and in any event acting in consultation with the Seller; and

8.6.4	the Seller shall indemnify the Buyer against any claims arising out of or in connection with such termination, and against any sum payable to or in respect of that employee under his or her contract of employment, and any liability incurred by the Buyer in respect of that person by virtue of the application of the Transfer Regulations.

8.7	As soon as reasonably practicable following Completion the Seller and the Buyer shall deliver to each of the Employees a letter informing him or her of the transfer of his or her employment pursuant to the Transfer Regulations. Such letters shall be handed personally to those Employees who are present for work on the date selected for such delivery and shall be despatched on that date by first-class post to those Employees who are not so present.

9	Claims against the Seller

The provisions of Schedule 3 shall apply in relation to the liability of the Seller or any member of the Seller’s Group in respect of any Relevant Claim, other than in respect of a Relevant Claim arising from the fraud, wilful concealment or dishonesty of the Seller or any member of the Seller’s Group.

10	Non-solicit provisions

10.1	The Seller undertakes with the Buyer and each Group Company that it will not, and it will procure that no member of the Seller’s Group will, directly, or indirectly, whether by itself, its directors, employees or agents, for a period of twelve months from the date of Completion:

10.1.1	solicit or entice away or endeavour to solicit or entice away from any Group Company any Employee, whether or not that person would commit any breach of his contract of employment by reason of his leaving the service of any Group Company provided that this restriction shall not prevent the Seller from employing any such person who has responded to an advertisement available to the public generally or whose name shall (without solicitation by the Seller) have been put forward to the Seller by a recruitment agency; or

10.1.2	in the course of carrying on any trade or business in competition with any Group Company, claim, represent or otherwise indicate any present association with any Group Company.

10.2	The Seller undertakes with the Buyer and each Group Company at any time after Completion not to use as a trade or business name or mark, use as or include in a domain name for any web site, or carry on a business under a title containing the word(s) “Unionamerica” or any other word(s) colourably resembling such word.

10.3	While the restrictions contained in clauses 10.1 and 10.2 are considered by the parties (including the Guarantor) to be reasonable in all the circumstances, it is agreed that if any of those restrictions, by themselves or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Buyer, but would be adjudged reasonable if part or parts of the wording thereof were deleted or amended or qualified or the periods thereof were reduced or the range of services or area dealt with were thereby reduced in scope, then the relevant restriction or restrictions shall apply with such modification or modifications as may be necessary to make it or them valid and effective.

11	Release and indemnity for outstanding Guarantees

11.1	The Seller shall:

11.1.1	use all reasonable endeavours to secure as soon as practicable after Completion the release of the Group Companies, without cost to any Group Company, from any Guarantees and other contingent liabilities given or incurred by any Group Company for the benefit of any member of the Seller’s Group or their policyholders other than the indemnity given pursuant to the order of the High Court dated 13 December 2007 pursuant to Part VII of FSMA (including, if required, offering its own Guarantee or liability on the same terms as and in substitution for the existing Guarantee or other liability of each Group Company) in respect of any of the same which are not released at Completion pursuant to clause 5.1.1(d); and

11.1.2	indemnify and keep indemnified the Buyer (which takes the benefit of this indemnity for itself and as trustee for each Group Company) against all actions, proceedings, losses, costs, claims, damages, liabilities and expenses which it or any Group Company may suffer or incur in respect of any claim made under or in respect of such Guarantees or other contingent liabilities.

11.2	The Buyer shall:

11.2.1	use all reasonable endeavours to secure as soon as practicable after Completion the release of the Seller and all relevant members of the Seller’s Group, without cost to the Seller or any such member of the Seller’s Group, from any Guarantees and other contingent liabilities given or incurred by any member of the Seller’s Group for the benefit of any Group Company or its policyholders (including, if required, offering its own Guarantee or liability on the same terms as and in substitution for the existing Guarantee or other liability of the Seller or member of the Seller’s Group); and

11.2.2	indemnify and keep indemnified the Seller (which takes the benefit of this indemnity for itself and as trustee for each member of the Seller’s Group) against all actions, proceedings, losses, costs, claims, damages, liabilities and expenses which it or any member of the Seller’s Group may suffer or incur in respect of any claim, made under or in respect of such Guarantees or other contingent liabilities.

12	Guarantee of the Buyer’s Guarantor

12.1	In consideration of the Seller entering into this Agreement, the Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance of all payment obligations of the Buyer in respect of the Purchase Price and undertakes to keep the Seller indemnified against such amount of the Purchase Price which the Buyer has failed to pay in breach of such obligations.

12.2	If any unconditional and outstanding obligation of the Buyer expressed to be the subject of the guarantee contained in this clause 12 (the Buyer’s Guarantee) is not or ceases to be valid or enforceable against the Buyer (in whole or in part) on any ground whatsoever (including, but not limited to, any defect in or want of powers of the Buyer or irregular exercise of such powers, or any lack of authority on the part of any person purporting to act on behalf of the Buyer, or any legal or other limitation, disability or incapacity, or any change in the constitution of, or any amalgamation or reconstruction of the Buyer, or the Buyer taking steps to enter into or entering into bankruptcy, liquidation, administration or insolvency, or any other step being taken by any person with a view to any of those things), the Guarantor shall nevertheless be liable to the Seller in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof.

12.3	The liability of the Guarantor under the Buyer’s Guarantee shall not be discharged or affected in any way by:

12.3.1	the Seller compounding or entering into any compromise, settlement or arrangement with the Buyer, any co-guarantor or any other person; or

12.3.2	any variation, extension, increase, renewal, determination, release or replacement of the Agreement, whether or not made with the consent or knowledge of the Guarantor; or

12.3.3	the Seller granting any time, indulgence, concession, relief, discharge or release to the Buyer, any co-guarantor or any other person or realising, giving up, agreeing to any variation, renewal or replacement of, releasing, abstaining from or delaying in taking advantage of or otherwise dealing with any securities from or other rights or remedies which it may have against the Buyer, any co-guarantor or any other person; or

12.3.4	any other matter or thing which, but for this provision, might exonerate or affect the liability of the Guarantor.

12.4	The Seller shall not be obliged to take any steps to enforce any rights or remedy against the Buyer or any other person before enforcing the Buyer’s Guarantee.

12.5	The Buyer’s Guarantee is in addition to any other security or right now or hereafter available to the Seller and is a continuing security notwithstanding any entering into liquidation, administration or insolvency by the Buyer or steps being taken by any person with a view to any of those things or other incapacity of the Buyer or the Guarantor or any change in the ownership of either of them.

12.6	Until the full and final discharge of all obligations and liabilities (both actual and contingent) which are the subject of the Buyer’s Guarantee, the Guarantor:

12.6.1	waives all of its rights of subrogation, reimbursement and indemnity against the Buyer and all rights of contribution against any co-guarantor and agrees not to demand or accept any security from the Buyer or any co-guarantor in respect of any such rights and not to prove in competition with the Seller in the bankruptcy, liquidation or insolvency of the Buyer or any such co-guarantor; and

12.6.2	agrees that it will not claim or enforce payment (whether directly or by set-off, counterclaim or otherwise) of any amount which may be or has become due to the Guarantor by the Buyer, any co-guarantor or any other person liable to any of the Seller in respect of the obligations hereby guaranteed if and so long as the Buyer is in default under this Agreement.

12.7	Any moneys received by the Seller under the Buyer’s Guarantee may be placed to the credit of a suspense account with a view to preserving the rights of the Seller to prove for the whole of its claims against the Buyer or any other person.

12.8	If the Buyer’s Guarantee is discharged or released in consequence of any performance by the Buyer of the guaranteed obligations which is set aside for any reason, the Buyer’s Guarantee shall be automatically reinstated in respect of the relevant obligations.

12.9	The Buyer and the Guarantor jointly and severally warrant and represent to the Seller as follows:

12.9.1	the Guarantor is a private limited company duly incorporated and validly existing under the laws of Bermuda;

12.9.2	the Guarantor has the requisite corporate power and authority under its Memorandum of Association to enter into, execute, deliver and perform its obligations under this Agreement, including the Buyer’s Guarantee;

12.9.3	the execution and delivery of this Agreement and the performance of the obligations of the Guarantor under this Agreement, including the Buyer’s Guarantee, have been duly authorised by all necessary corporate action on the part of the Guarantor;

12.9.4	the obligations of the Guarantor under this Agreement, including the Buyer’s Guarantee, constitute legal, valid and binding obligations of the Guarantor in accordance with their respective terms;

12.9.5	the execution and delivery of this Agreement and the performance by the Guarantor of its obligations under, and compliance with the provisions of, this Agreement, including the Buyer’s Guarantee, by the Guarantor will not result in:
(a)	any breach or violation by the Guarantor of any provision of its Memorandum and Articles of Association; or

(b)	any breach of, or constitute a default under, any instrument or agreement to which the Guarantor is a party or by which the Guarantor is bound; or

(c)	any breach of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court or governmental agency by which the Guarantor is bound; and
12.9.6	no consent, authorisation, licence or approval of the Guarantor’s shareholders or of any governmental, administrative, judicial or regulatory body, authority or organisation is required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement, including the Buyer’s Guarantee, or the performance by the Guarantor of its obligations under this Agreement, including the Buyer’s Guarantee.

12.10	The Buyer and the Guarantor jointly and severally warrant and represent to the Seller that the Guarantor has the corporate power to execute and deliver this Agreement and perform its obligations under this Agreement, including the Buyer’s Guarantee, that the execution and delivery of this Agreement and the performance of the obligations of the Guarantor under this Agreement, including the Buyer’s Guarantee, have been duly authorised by all necessary corporate action on the part of the Guarantor and that the obligations of the Guarantor under this Agreement, including the Buyer’s Guarantee, constitute legal, valid and binding obligations of the Guarantor.

13	Further Acknowledgement and Undertakings

13.1	The Buyer acknowledges that, as from the Completion Date, it shall have no actionable claim against any manager or director of any Group Company or employee of TML providing services to any Group Company who ceases to hold such position in, or provide such services to, that Group Company as a result of the transaction proposed by this Agreement, and should a cause of action arise against such person, the Buyer shall not seek and shall procure that no Group Company shall seek to enforce such claim against that manager, director or employee.

13.2	The Seller waives and may not enforce any right which the Seller may have against any Group Company, or any director or employee of any Group Company, on which or on whom the Seller may have relied in agreeing to any term of this Agreement or any statement in the Disclosure Letter, save in the case of such director’s or employee’s fraud, wilful concealment or dishonesty.

13.3	Pending and following Completion, the Buyer shall provide all reasonable assistance as the Seller may reasonably require in respect of the SPRE Liquidation, and following Completion the Buyer shall not attempt to forestall, hinder or interfere with the SPRE Liquidation in any way, or attempt to procure a reversal of the SPRE Liquidation by any means.

13.4	The Seller undertakes to use its reasonable endeavours to discharge before Completion:

(i) the charge of deposit registered against UAQ created on 30 November 1998;

(ii) the memorandum of cash deposit registered against UAQ created on 23 December 1997; and

(iii) those charges registered against any Group Company in favour of the Royal Bank of Scotland where the secured obligation has been discharged in full,

and, if such charges have not been discharged by Completion, to indemnify and keep indemnified the Buyer (which takes the benefit of this indemnity for itself and as trustee for each Group Company) against all actions, proceedings, losses, costs, claims, damages, liabilities and expenses which it or any Group Company may suffer or incur in respect of any claim made under or in respect of such charges PROVIDED always that (a) such indemnity shall cease to apply from the time on which such charges are discharged and (b) the Buyer shall and shall procure that each Group Company shall, at the Seller’s cost, provide all reasonable assistance in connection with procuring such discharge.

13.5	The Seller undertakes to indemnify and keep indemnified the Buyer (which takes the benefit of this indemnity for itself and as trustee for UAQ) against all actions, proceedings, losses, costs, claims, damages, liabilities and expenses which it or UAQ may suffer or incur in respect of any claim made as a result of UAQ’s and the Seller’s joint and several liability under (i) a shareholders’ agreement relating to JMA Holdings Limited and/or (ii) as a result of a deed of adherence to be entered into by UAQ and the Seller.

14	Entire agreement

14.1	The Seller agrees for itself and the Buyer agrees for itself and as agent for each Group Company as from the Completion Date that:

14.1.1	the Share Purchase Documents supersede any prior discussions, understandings and agreements between the parties (including the Guarantor) concerning their subject matter and constitute the entire and only agreement between the parties (including the Guarantor) concerning their subject matter; and

14.1.2	none of the Share Purchase Documents has been entered into in reliance on any Pre-contractual Statement which is not expressly set out in a Share Purchase Document and each party (including the Guarantor) hereby unconditionally and irrevocably waives any claims, rights or remedies arising by virtue of any Pre-contractual Statement not set out in a Share Purchase Document.

15	Effect of Completion

15.1	All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed and Completion shall not constitute a waiver of any of the Buyer’s rights in relation to this Agreement.

16	No right of termination

16.1	The sole remedy of the Buyer against the Seller under this Agreement shall be an action in damages. The Buyer shall not be entitled to terminate or rescind this Agreement by reason of any Relevant Claim or for any other reason.

17	Further assurances and Post Completion Taxes

17.1	The Buyer shall procure from Completion that each Group Company abides by the terms of any agreement, arrangement or other binding obligation entered into with or incurred to any member of the Seller’s Group prior to Completion, including the Aggregate Cover Reallocation.

17.2	The Buyer shall afford the Seller such access to the books, accounts and records of each Group Company as the Seller reasonably requires for the purposes of (i) completing its reporting for the financial period ending 31 December 2008 and (if Completion occurs after 31 December 2008) the financial period ending 31 December 2009 and (ii) determining the liability to Taxation of the Seller, any Group Company or any member of the Seller’s Group in respect of any period commencing before Completion, and the Buyer shall provide such assistance (or use its reasonable endeavours to procure the provision of such assistance) as is reasonable to assist the Seller at any time after Completion in respect of such matters. Any information or documents required by the Seller shall be provided by the Buyer within fifteen calendar days of request by the Seller.

17.3	Where permitted by law, the Buyer shall make such election (or elections) that the Seller may instruct the Buyer to make under Section 338 of the IRC with respect to any of the Group Companies. Any such elections shall be made in such form and by such time as the Seller shall direct. The Buyer shall not make any election under section 338 of the IRC with respect to the Group Companies except as directed by the Seller in accordance with this clause 17.3. The Buyer undertakes that it has not made, and will not make, any election to be classified as a partnership (or to be disregarded as a separate entity), for the purposes of any United States taxation, whether by filing form 8832 or otherwise.

17.4	If the Seller shall, acting reasonably, determine that the Buyer shall have failed (or be failing) to comply with its obligations under clause 17.2, the Seller shall be entitled to withhold (from any sums then, or in the future, owing or due to the Buyer or to any Group Companies (the Amount Owing)) such amount as the Seller shall, acting reasonably, determine to be the aggregate of:

17.4.1	any cost, expense or liability which it or any member of the Seller’s Group may incur which it would not have incurred if the Buyer had complied with its obligations in clause 17.2; and

17.4.2	any cost, expense or liability which it or any member of the Seller’s Group may incur in order to obtain the information or documents which the Buyer has failed to supply,

(the aggregate of such costs, expenses and liabilities as are referred to in clauses 17.4.1 and 17.4.2 being referred to as the Additional Cost). To the extent that the Additional Cost exceeds the Amount Owing, the Buyer shall pay to the Seller (as liquidated damages) an amount equal to the excess, such amount to be paid within three Business Days of receipt of any written request therefor.

17.5	The Buyer hereby represents, warrants and covenants (such representation, warranty and covenant being deemed to be repeated at Completion with reference to the facts and circumstances then prevailing) to the Seller that neither the Buyer nor any member of the Buyer’s Group intends to permit the corporation tax liabilities of any Group Company, to the extent payable by any Group Company, to remain undischarged, and that neither the Buyer nor any member of the Buyer’s Group is entering into this transaction on the assumption referred to in section 767AA(2) ICTA 1988. The Buyer shall, and shall procure that each member of the Buyer’s Group shall, take no action (including action comprising, or including, failing to make any payment of Taxation) which results in the Seller, any member of the Seller’s Group or any other person being liable for any Taxation as a result of any Group Company failing to discharge any liability to pay Taxation when due or payable.

17.6	Subject to the terms of the Group Relief Agreement, the Buyer shall procure that the Group Companies shall adopt in their corporation tax returns (and not do anything which is inconsistent with) such apportionment under section 403A of ICTA 1988 as the Seller shall reasonably require, including (without limitation) an apportionment (whether by virtue of section 403B(2) of ICTA 1988, or otherwise) of any losses (or other amounts eligible for group relief within Chapter IV of Part X of ICTA 1988) of the accounting period which begins before and ends after Completion (the Straddle Period) which apportions the maximum amount legally possible to that part of the Straddle Period which falls before Completion.

18	Pension Schemes

18.1	If the Pension Schemes do not fully provide any rights to enhanced benefits on redundancy or early retirement to which an Employee may be entitled, the Seller shall, provided the Buyer has substantially complied with its obligations under clause 18.5 below, meet the cost of any shortfall in such benefits.

18.2	The Seller shall indemnify the Buyer in relation to the cost of buying-out and transferring the liability for the SPRE Pension Arrangement to Allianz Lebensversicherungs AG or another suitable insurer. The Seller’s total liability in respect of the SPRE Pension Arrangement shall be limited to an amount equal to Euro 74,000.

18.3	Subject as provided in clause 18.4, the Seller shall use reasonable endeavours to obtain a statement from the Pensions Regulator that it would not be reasonable for it to impose any liability or requirements on any Group Company under a contribution notice or a financial support direction (in terms of sections 38 to 51 of the Pensions Act 2004) in relation to both the Unionamerica (1993)

Pension Scheme and the Travelers Pension Plan in respect of the transaction anticipated by this Agreement (Clearance). The Seller will allow a period of five working days during which the Buyer may review (and suggest reasonable amendments to) the draft Clearance application(s) and during which the Seller will give due and proper consideration to such amendments before they are submitted to the Pensions Regulator (excluding for the avoidance of doubt the clearance application dated 22 August 2008 previously submitted to the Pensions Regulator). The same period of five working days (a Review Period) may apply for both applications. For the avoidance of doubt, the Buyer shall be allowed a separate Review Period for each of the said scheme and the said plan but if, and to the extent that, the two Review Periods overlap, neither shall be extended or deferred in consequence.

18.4

18.4.1	If the Seller does not obtain Clearance in accordance with clause 18.3 within 2 months of Completion (or any longer period that may be agreed by the Seller and the Buyer), the Seller shall, instead of obtaining such Clearance, either
(a)	indemnify the Buyer if such a contribution notice or financial support direction is imposed during the period of six years following Completion in relation to the schemes mentioned in clause 18.3; or

(b)	if Clearance is obtained in relation to one of the schemes mentioned in clause 18.3 then the Seller shall provide such an indemnity in relation to the other scheme.
18.4.2	Following Completion the Buyer will, if so requested by the Seller, give, and procure that the Buyer’s Group gives, at the Seller’s expense, all such assistance as the Seller may reasonably require in order to pursue Clearance. The Seller agrees to reimburse the Buyer promptly in respect of all such expenses.

18.4.3	Any indemnity given by the Seller will expire in relation to the Unionamerica (1993) Pension Scheme and the Travelers Pension Plan as the case may be if that scheme or plan (as appropriate) is wound-up and the benefits thereunder are fully secured in accordance with the relevant provisions of the scheme or plan (as appropriate) and the relevant legislation.

18.4.4	The Seller’s total liability under this indemnity (at clause 18.4) shall be limited to an amount equal to £25,000,000.

18.5

18.5.1	The Buyer shall not give its consent to the early retirement of any Employee under the rules of the Unionamerica (1993) Pension Scheme without the consent of the Seller. The Seller will, in good faith, give due and proper consideration to any such application for early retirement.

18.5.2	If an Employee is to be transferred by virtue of the Transfer Regulations to another employer outside of the Buyer’s Group, the Buyer shall use best endeavours to procure an undertaking (in respect of which the Contracts (Rights of Third Parties) Act 1999 shall be stated to apply) from the new employer that (i) the new employer shall not give its consent to the early retirement of any Employee without the consent of the Seller and shall give the Seller full conduct of any claim and the Seller shall meet the appropriate costs (both on the basis set out in clause 18.5.3 as if the new employer was the Buyer) (ii) the new employer shall use best endeavours to procure that it shall obtain a similar undertaking (in respect of which the Contracts (Rights of Third Parties) Act 1999 shall be stated to apply) to give effect to the provisions of this clause 18.5 on any subsequent transfers up to and including the date in clause 18.6.

18.5.3	To the extent that a claim is made by or in respect of an Employee against the Buyer as a result of the Buyer not giving its consent to the early retirement of any Employee under the rules of the Unionamerica (1993) Pension Scheme in accordance with the provisions of clause 18.5.1, the Buyer shall give to the Seller full conduct of any correspondence or communications with the Employee and full legal, actuarial or other conduct of proceedings should matters proceed to mediation, arbitration or a dispute before a County Court, the High Court, the Pensions Ombudsman or otherwise and the Seller shall have the right to appeal at its sole discretion, such discretion to be exercised after proper and due consideration. The Seller shall bear the costs of conducting such a claim including any costs reasonably incurred by the Buyer with the Seller’s consent (not to be unreasonably withheld) in connection with the conducting of any such claim unless the Buyer funds (in whole or in part) the costs of, or actively promotes, any such claim by an Employee.

18.6	With the exception of the earlier dates under clause 18.4.3 and 18.4.1, the final date on which either party to this Agreement may bring a claim or enforce an obligation under this clause 18 will be the date 6 months after every Employee who was previously an active member of the Unionamerica (1993) Pension Scheme has reached age 65 (or died, or otherwise ceased to be entitled to benefits under that scheme, if sooner). Any relevant limitation under the Limitation Act 1980 shall not apply in respect of this clause 18. Notwithstanding the provisions of this clause 18.6 any such claim or enforcement action shall be brought as soon as reasonably practicable.

19	Announcements and confidentiality

19.1	Subject to clause 19.2, no Announcement concerning the existence or content of this Agreement shall be made by either party (including the Guarantor) (or any member of its group) without the prior written approval of the other party (such approval not to be unreasonably withheld or delayed).

19.2	Clause 19.1 does not apply to any Announcement if, and to the extent that, it is required to be made by any Relevant Authority to which the party making the Announcement is subject, whether or not any of the same has the force of law, provided that any Announcement shall, so far as is practicable, be made after consultation with the other party and after taking into account its reasonable requirements regarding the content, timing and manner of despatch of the Announcement in question.

19.3	Subject to clauses 19.4 and 19.5,

19.3.1	each party (including the Guarantor) shall treat as strictly confidential all information received or obtained as a result of entering into or performing:

(a)	this Agreement which relates to:
(i)	the subject matter and provisions of this Agreement;

(ii)	the negotiations relating to this Agreement; or

(iii)	the other party; and
(b)	the Confidentiality Agreement; and
19.3.2	the Seller and each member of the Seller’s Group shall treat as strictly confidential from the date of Completion all information which is confidential in nature and which is used in or otherwise relates to any Group Company’s business, customers, or financial or other affairs and which has come into its possession in its capacity as shareholder of any Group Company.

19.4	A party may disclose information which would otherwise be confidential if and to the extent:

19.4.1	required by the law of any relevant jurisdiction;

19.4.2	required by contractual obligations existing at the date on which that party first received that information or, (in the case only of the Buyer) if earlier, the date on which the Buyer first received a draft of this Agreement;

19.4.3	required by any Relevant Authority to which the party making the disclosure is subject, or any Taxation Authority, whether or not such requirement has the force of law;

19.4.4	deemed expedient to disclose to any Relevant Authority, or any Taxation Authority, for that party’s legitimate commercial interests;

19.4.5	required to vest the full benefit of this Agreement in either party (including in relation to any disputes between the parties (including the Guarantor));

19.4.6	the information has come into the public domain through no fault of that party; or

19.4.7	the other party has given prior written approval to the disclosure;

provided that any disclosure shall, so far as is practicable, be made only after consultation with the other party.

19.5	A party (including the Guarantor) may disclose information which would otherwise be confidential to its professional advisers provided that such adviser is under a duty of confidentiality to such party in respect of such information.

20	Severability and set-off

20.1	Each provision of this Agreement is severable and distinct from the others and, if any provision is, or at any time becomes, to any extent or in any circumstances invalid, illegal or unenforceable for any reason, that provision shall to that extent be deemed not to form part of this Agreement but the validity, legality and enforceability of the remaining parts of this Agreement shall not be affected or impaired, it being the parties’ (including the Guarantor’s) intention that every provision of this Agreement shall be and remain valid and enforceable to the fullest extent permitted by law.

20.2	Neither party shall be entitled to set off any sum due by it to the other party against any sum due to it by the other party under or in relation to this Agreement.

21	Miscellaneous

21.1	No purported alteration of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement, provided that the Guarantor shall not be required to execute any such alteration unless its liability is thereby increased.

21.2	This Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

21.3	Each of the parties (including the Guarantor) shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement. The Seller shall be responsible for all legal and other professional fees and expenses incurred in relation to the negotiation, preparation and completion of the Extraordinary Transactions and the SPRE Liquidation.

21.4	This Agreement shall be binding on and shall enure for the benefit of the successors in title and personal representatives of each party.

21.5	A person (other than any member of the Seller’s Group) who is not the Buyer, the Seller nor the Guarantor has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, provided however that the Seller is entitled to enforce this Agreement on behalf of any member of the Seller’s Group and any employee of any member of the Seller’s Group who may have such rights pursuant to such Act.

21.6	Notwithstanding the provisions of clause 21.5, the Agreement may be amended in accordance with clause 21.1 without the prior consent of any member of the Seller’s Group or any other third party other than the Seller.

22	Notices

22.1	A Notice shall be:

22.1.1	in writing;

22.1.2	in the English language; and

22.1.3	sent by the Permitted Method to the Notified Address.

22.2	The Permitted Method means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by such Permitted Method shall be deemed to be given provided the Notice is properly addressed and sent in full to the Notified Address:

(1)	(2)
Permitted Method	Date on which Notice deemed given
Personal delivery	When left at the Notified Address

First class pre-paid post	Two Business Days after posting

Registered or International or prepaid air-mail	Six Business Days after posting

Fax transmission	On confirmed completion of transmission
22.3	The Notified Address of each of the parties is as set out below:

Marked for the
Name of party	Address	Fax number	attention of:
Seller	385 Washington Street, St. Paul, Minnesota USA	+1 651 310 5853	General Counsel

Buyer	Avaya House, 2 Cathedral Hill, Guildford GU2 7YL	+44 (0)1483 452644	Gareth Noakes

Guarantor	Windsor Place, 18 Queen Street, Hamilton HM 11, Bermuda	+1 441 296 7319	Richard Harris
or such other Notified Address as any of the parties may, by written notice to the other parties, substitute for their Notified Address set out above.

22.4	In addition to the requirements of clause 22.2, any Notice under any of (a) paragraph 6.4 of Schedule 3, and (b) paragraph 7.2 of Schedule 8 shall also be sent, by e-mail to the Tax Address. In this clause 22.4, the Tax Address shall mean:

Name of Party	Address	Marked for the attention of:
Seller	srynda@travelers.com	Scott Rynda
or such other address as the Seller may, by written notice to the Buyer, substitute as the Tax Address set out above.

23	Assignment

23.1	The Buyer shall not be entitled to assign, transfer, charge or otherwise deal with all or any of its rights or obligations under this Agreement, nor shall the Buyer be entitled to grant, declare, create or dispose of any right or interest in this Agreement, without the prior written consent of the Seller. Any purported assignment, transfer or change in contravention of this clause 23.1 shall be void.

23.2	The Seller may assign, transfer, charge or otherwise deal with all or any of its rights or obligations under this Agreement, and may grant, declare, create or dispose of any right or interest in this Agreement without the prior written consent of the Buyer, and in the event of any such assignment, all references in this Agreement to the Seller shall be deemed to include its assigns.

24	Governing law

24.1	This Agreement shall be governed by and construed in accordance with English law.

24.2	The parties (including the Guarantor) irrevocably agree that all disputes arising under or in connection with this Agreement, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

25	Jurisdiction and Service of Process

25.1	The parties (including the Guarantor) irrevocably agree that the courts of England and Wales are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

25.1.1	determine any claim, dispute or difference arising under or in connection with this Agreement or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, whether the alleged liability shall arise under the law of England and Wales or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (Proceedings); or

25.1.2	grant interim remedies, or other provisional or protective relief.

25.2	The parties (including the Guarantor) submit to the exclusive jurisdiction of such courts and accordingly any Proceedings may be brought against the parties (including the Guarantor) or any of their respective assets in such courts.

25.3	Nothing contained in clauses 25.1 and 25.2 shall limit the right of the parties (including the Guarantor) to commence any proceedings, suit or action seeking the enforcement of any judgment obtained in the courts of England (Enforcement Proceedings) in any other court of competent jurisdiction, nor shall the taking of Enforcement Proceedings in one or more jurisdictions preclude the taking of Enforcement Proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

25.4	The Seller hereby appoints Travelers Management Limited of 60 Gracechurch Street, London EC3V 0XL (or such other person having an office or place of business in London as the Seller may at any time substitute by notice in writing to all other parties to this Agreement) to accept on its behalf service of all legal process arising out of or in connection with any proceedings in connection with the Share Purchase Documents.

25.5	The Guarantor hereby appoints Enstar (EU) Limited of Avaya House, 2 Cathedral Hill, Guildford GU2 7YL (or such other person having an office or place of business in London as the Guarantor may at any time substitute by notice in writing to all other parties to this Agreement) to accept on its behalf service of all legal process arising out of or in connection with any proceedings in connection with the Share Purchase Documents.

26	Deductions from payments

26.1	Except as required by law, all payments by either party (including the Guarantor) under this Agreement will be made free and clear of all deductions and withholdings (whether in respect of Taxation or otherwise).

26.2	If any deduction or withholding is required by law to be made from any payment by either party (including the Guarantor) in respect of a representation, warranty, covenant or indemnity under this Agreement, that party covenants with the other party to pay to that other party such additional amount as is necessary to ensure that the net amount received and retained by that other party (after taking account of such deduction or withholding) is equal to the amount which it would have received and retained had the payment in question not been subject to the deduction or withholding.

26.3	If, at any time after any increased payment is made by a party (including the Guarantor) to this Agreement (in this clause 26.3, the payor) as a consequence of the application of clause 26.2, another party (in this clause 26.3, the payee) receives or is granted a credit against or remission from any Taxation payable by it which it would not otherwise have received or been granted, the payee shall, to the extent that it can do so without prejudicing the retention of the amount of such credit or remission, reimburse the payor with such amount as shall leave the payee (after such reimbursement) in no worse a position than it would have been in had the circumstances giving rise to the increased payment not in fact arisen. Such reimbursement shall be made not later than ten Business Days after the payee receives or is granted such credit or remission.

27	Tax Covenant

The provisions of the Tax Covenant shall have effect from Completion.

28	No Double Recovery

No member of the Seller’s Group shall be entitled to recover, receive credit for or be paid any amount under this Agreement to the extent that any member of the Seller’s Group has already recovered,

received credit for or been paid an amount under this Agreement in respect of the same subject matter.
This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Signed by:	/s/ William P. Hannon Name William P. Hannon
Authorised signatory

for and on behalf of ST. PAUL FIRE AND MARINE INSURANCE COMPANY

in the presence of	/s/ Carey Daddona Witness signature

Carey Daddona

485 Lexington Avenue

New York, NY 10017

Name and address

Signed by:	/s/ Alan Turner Name Alan Turner
Authorised signatory

for and on behalf of ROYSTON RUN-OFF LIMITED

in the presence of	/s/ Gareth Nokes Witness signature

Gareth Nokes

Gimbles, 1 Oak Grove

Loxwood,

West Sussex, RH14 0PN

Name and address

Signed by:	/s/ Paul O’Shea Name Paul O’Shea
Authorised signatory

for and on behalf of KENMARE HOLDINGS LIMITED

in the presence of	/s/ Orla Gregory Witness signature

Orla Gregory

4 Knapton Hill

Smiths FL06

Bermuda

Name and address